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                                                                  Exhibit 12(a).

Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

                                                   Year Ended December 31,
                                   -----------------------------------------------------
In thousands                            1996       1995       1994       1993       1992
                                   ---------  ---------   --------   --------   --------
Computation of Income:
 Income before
  income taxes                    $1,781,509  1,422,814  1,180,601    879,755    645,568
 Capitalized interest                    (14)      (112)       (69)       (65)       (24)
                                   ---------- ---------  ---------  ---------  ---------
 Income before income
  taxes and capitalized
  interest                         1,781,495  1,422,702  1,180,532    879,690    645,544
 Fixed charges                     2,685,447  2,503,603  1,640,049  1,485,936  1,651,664
                                   ---------  ---------  ---------  ---------  ---------
 Total income for
  computation                     $4,466,942  3,926,305  2,820,581  2,365,626  2,297,208
                                   =========  =========  =========  =========  =========
 Total income for
  computation excluding
  interest on deposits
  from fixed charges              $3,142,024  2,770,005  1,957,224  1,513,317  1,281,619
                                   =========  =========  =========  =========  =========

Computation of Fixed
 Charges:
 Net rental
  expense (a)                     $  205,409    166,591    149,462    128,573    123,342
                                   =========  =========  =========  =========  =========
 Portion of rentals
  deemed
  representative
  of interest                     $   68,470     55,530     49,821     42,858     41,114
                                   ---------  ---------  ---------  ---------  ---------
 Interest:
  Interest on
   deposits                        1,324,918  1,156,300    863,357    852,309  1,015,589
  Interest on
   federal funds
   and other
   short-term
   borrowings                        454,013    515,646    290,211    238,046    277,835
  Interest on
   long-term debt                    838,032    776,015    436,591    352,658    317,102
  Capitalized
   interest                               14        112         69         65         24
                                   ---------  ---------  ---------  ---------  ---------
  Total interest                   2,616,977  2,448,073  1,590,228  1,443,078  1,610,550
                                   ---------  ---------  ---------  ---------  ---------
 Total fixed
  charges                         $2,685,447  2,503,603  1,640,049  1,485,936  1,651,664
                                   =========  =========  =========  =========  =========
 Total fixed
  charges excluding
  interest on
  deposits                        $1,360,529  1,347,303    776,692    633,627    636,075
                                   =========  =========  =========  =========  =========
Ratio of Income
 to Fixed Charges:
 Excluding
  interest on
  deposits                              2.31x      2.06       2.52       2.39       2.01
 Including
  interest on
  deposits                              1.66x      1.57       1.72       1.59       1.39

 (a) Includes equipment rentals.
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